EXHIBIT 1.1

SIERRA WIRELESS, INC.
ANNUAL INFORMATION FORM
for the Fiscal Year Ended December 31, 2009

Dated:  March 24, 2010

Sierra Wireless, Inc.

Annual Information Form
March 24, 2010

TABLE OF CONTENTS

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	1

CURRENCY	1

CORPORATE STRUCTURE	1

GENERAL DEVELOPMENT OF THE BUSINESS	2

General	2
Significant Acquisitions	5
Industry Background and Future Trends	5

NARRATIVE DESCRIPTION OF THE BUSINESS	6

Our Solution	6
Our Products and Services	6
Product Development	11
Distribution	12
Marketing	13
Manufacturing	14
Employees	14
Competition	15
Intellectual Property	16
Governmental Regulation	16
Additional Information Concerning Our Business	16

RISK FACTORS	16

DIVIDENDS	17

DESCRIPTION OF CAPITAL STRUCTURE	17

Normal Course Issuer Bid	17
Credit Facilities	17

MARKET FOR SECURITIES	18

DIRECTORS AND EXECUTIVE OFFICERS	19

Directors	20
Executive Officers	21

CODE OF BUSINESS CONDUCT AND ETHICS	21

AUDIT COMMITTEE	22

Mandate of the Audit Committee	22
Composition of the Audit Committee	26
Relevant Education and Experience	26
Reliance on Certain Exemptions	27
Audit Committee Oversight	27
Pre-approval Policies and Procedures	27
Auditor Independence	28

Auditors’ Fees	28

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES	28

Disclosure Controls	28
Internal Control Over Financial Reporting	29
Changes in Internal Control Over Financial Reporting	30

LEGAL PROCEEDINGS	30

OFF-BALANCE SHEET ARRANGEMENTS	32

CONTRACTUAL OBLIGATIONS	32

QUORUM EXEMPTION	32

REGISTRAR AND TRANSFER AGENT	32

MATERIAL CONTRACTS	33

EXPERTS	33

ADDITIONAL INFORMATION	33

ii

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Certain statements in this Annual Information Form, or incorporated by reference herein, that are not based on historical facts, constitute forward-looking statements or forward-looking information within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws (“forward-looking statements”).  These forward-looking statements are not promises or guarantees of future performance but are only predictions that relate to future events, conditions or circumstances or our future results, performance, achievements or developments and are subject to substantial known and unknown risks, assumptions, uncertainties and other factors that could cause our actual results, performance, achievements or developments in our business or in our industry to differ materially from those expressed, anticipated or implied by such forward-looking statements.  Forward-looking statements include all disclosure regarding possible events, conditions, circumstances or results of operations that are based on assumptions about future economic conditions, courses of action and other future events.  We caution you not to place undue reliance upon any such forward-looking statements, which speak only as of the date they are made.  These forward-looking statements appear in a number of different places in this Annual Information Form, and the documents incorporated by reference herein, and can be identified by words such as “may”, “estimates”, “projects”, “expects”, “intends”, “believes”, “plans”, “anticipates”, “continue”, “growing”, “expanding” or their negatives or other comparable words.  Forward-looking statements include statements regarding the outlook for our future operations, plans and timing for the introduction or enhancement of our services and products, statements concerning strategies or developments, statements about future market conditions, supply conditions, end customer demand conditions, channel inventory and sell through, revenue, gross margin, operating expenses, profits, forecasts of future costs and expenditures, the outcome of legal proceedings, and other expectations, intentions and plans that are not historical fact.  The risk factors and uncertainties that may affect our actual results, performance, achievements or developments are many and include, amongst others, our ability to develop, manufacture, supply and market new products that we do not produce today that meet the needs of customers and gain commercial acceptance, our reliance on the deployment of next generation networks by major wireless operators, the continuous commitment of our customers, increased competition and other risks detailed herein under the heading “Risk Factors”.  Many of these factors and uncertainties are beyond our control.  Consequently, all forward-looking statements in this Annual Information Form, or the documents incorporated by reference herein, are qualified by this cautionary statement and we cannot assure you that actual results, performance, achievements or developments that we anticipate will be realized.   Forward-looking statements are based on management’s current plans, estimates, projections, beliefs and opinions and we do not undertake any obligation to update forward-looking statements should the assumptions related to these plans, estimates, projections, beliefs and opinions change, except as required by law.

CURRENCY

Unless otherwise indicated, all figures are stated in U.S. dollars.

CORPORATE STRUCTURE

Unless the context otherwise indicates, references to “we”, “our”, “us”, “the Company”, “the Corporation” or “Sierra Wireless” in this Annual Information Form means Sierra Wireless, Inc. and its subsidiaries.

Sierra Wireless was incorporated under the Canada Business Corporations Act on May 31, 1993.  The Articles of Sierra Wireless were amended by a Certificate of Amendment issued March 29, 1999 to remove the private company provisions and restrictions on share transfer.  The Articles of the Company were further amended by Certificates of Amendment issued May 13, 1999 and May 14, 1999 to: (i) re-designate and change all existing Common Shares in the capital of the Company to new Common Shares in the capital of the Company (the “Common Shares”); (ii) change the rights attached to all Preference Shares in the capital of the Company (the “Preference Shares”) and to remove each existing series of

Preference Shares; and (iii) consolidate the Common Shares on the basis of one post-consolidation Common Share for 1.5 pre-consolidation Common Shares.

The Company’s registered and records office is located at Suite 2600, Three Bentall Centre, 595 Burrard Street, Vancouver, British Columbia, Canada, V7X 1L3 and its head office and principal place of business is located at 13811 Wireless Way, Richmond, British Columbia, Canada, V6V 3A4.

The following table lists subsidiaries of Sierra Wireless and their jurisdictions of incorporation or organization.  All such entities are 100% owned, directly or indirectly, by Sierra Wireless.

Name	Jurisdiction of Incorporation or Organization
Sierra Wireless America, Inc.	Delaware, U.S.A.
Sierra Wireless (UK) Limited	United Kingdom
Sierra Wireless (Asia-Pacific) Limited	Hong Kong
Sierra Wireless (Australia) Pty Limited	Australia
Sierra Wireless Technology (Shenzhen) Ltd.	China
Sierra Wireless Japan KK	Japan
Sierra Wireless France SAS	France
Sierra Wireless Luxembourg S.à.r.l.	Luxembourg
Sierra Wireless S.A.	France
Wavecom Asia-Pacific Ltd.	Hong Kong
Anyware Technologies S.A.	France

GENERAL DEVELOPMENT OF THE BUSINESS

General

We provide leading edge wireless wide solutions for the mobile computing and machine-to-machine (“M2M”) markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for original equipment manufacturers (“OEMs”), intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

Our acquisition of Wavecom S.A. (“Wavecom”) on February 27, 2009 enhances our product and service offering in the global M2M market by adding highly sophisticated wireless module platforms and solutions which integrate all of the necessary software and hardware on embedded devices that can be used for a wide variety of applications. The acquisition of Wavecom also enhances our capabilities in key markets as they provide us with proven development tools and an innovative services platform for delivering device management and application services.  Our consolidated results include Wavecom’s results for the period from February 27, 2009 to December 31, 2009.

We believe that the markets for mobile broadband connectivity and wireless M2M solutions have strong growth prospects.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, growing strategic focus on mobile broadband and M2M services by wireless operators and expanding end customer awareness of the availability of such services and their benefits.

Our mobile computing products are used by businesses, consumers and government organizations to enable high speed wireless access to a wide range of applications, including the Internet, e-mail, corporate intranet, remote databases and corporate and consumer applications.

Our expanded line-up of embedded wireless solutions is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, energy, security, transaction processing, industrial control and monitoring and fleet management.

Our rugged mobile and M2M gateway solutions are used primarily in the public safety, energy, industrial, fleet management and transaction processing markets.  We believe the mobile and M2M gateway markets we serve offer attractive opportunities for long term profitable growth.

We sell our products primarily through indirect channels, including wireless operators, OEMs, distributors and value added resellers.

In 2007, we achieved annual revenue of $439.9 million, driven by the launch of nine new mobile computing products for both High Speed Packet Access (“HSPA”) and Code Division Multiple Access Evolution-Data Optimized Revision A (“CDMA EV-DO Rev A”) networks.  We expanded our product footprint with key existing customers such as AT&T Inc. (“AT&T”) and Sprint Nextel (“Sprint”), and significantly grew our European and Asia-Pacific business, while increasing profitability.

On May 25, 2007, we completed the acquisition of AirLink Communications, Inc. (“AirLink”), a privately held developer and supplier of high value fixed and mobile wireless solutions in the M2M segment.  The acquisition is consistent with our strategy of strengthening our position in the rugged mobile and M2M segments and expanding our high gross margin product lines.  The aggregate purchase price was $31.2 million, including cash consideration of $12.0 million, the issuance of approximately 1.3 million Common Shares to the shareholders of AirLink and $1.6 million in transaction costs.

In 2008, we achieved record annual revenue of $567.3 million, an increase of 29% compared to $439.9 million in 2007, driven by sales of our newest HSPA and CDMA EV-DO Rev A products.  Gross margin was 27.6% in 2008, compared to 28.0% in 2007.  Earnings from operations were $44.6 million in 2008, compared to $38.6 million in 2007.  Net earnings were $62.6 million, or diluted earnings per share of $2.00 in 2008, compared to $32.5 million, or diluted earnings per share of $1.16, in 2007.  Net earnings for 2008 included an after-tax unrealized foreign exchange gain of $18.4 million on Euros held for the Wavecom transaction that is described below.  In addition, we reduced our valuation allowance by $6.5 million which reduced our income tax expense and increased net earnings.

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANE convertible bonds (“OCEANEs”) of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all American Depository Shares (“ADSs”) representing Wavecom shares and all OCEANEs issued by Wavecom.  On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the NASDAQ Global Market (“Nasdaq”).

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand and diversify our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

Prior to our acquisition of Wavecom, Wavecom announced a cost savings program and a proposed reorganization.  The first portion of this plan, related to its operations in the United States, began in late 2008.  In the second quarter of 2009, the staff reduction program in France related to this reorganization was implemented.  A total of 77 positions in France were impacted, with 10 of these positions remaining to be phased out in the first quarter of 2010 and two positions to be phased out in the second quarter of 2010.

On January 29, 2009, also prior to the acquisition of Wavecom, Sierra Wireless implemented an expense reduction program that was completed during the first quarter of 2009 and included the elimination of approximately 56 positions, representing 10% of our workforce.  In the first quarter of 2009, we incurred a pre-tax charge of approximately $1.6 million related to the program, which includes $0.5 million of stock-based compensation expense.

On May 15, 2009, we announced further cost reduction initiatives related to the integration of Wavecom and Sierra Wireless that included combining the R&D and product operations of both organizations.  As a result, the Wavecom location in Research Triangle Park, North Carolina, was closed in the fourth quarter of 2009.  R&D activities from this location have been transitioned primarily to the Sierra Wireless location in Carlsbad, California.  The cost reduction initiatives in the U.S. and France are expected to be substantially completed by the first quarter of 2010.  For the year ended December 31, 2009, restructuring costs related to the closure of the Research Triangle Park location and additional cost reduction initiatives implemented during the second half of 2009 were $19.0 million.  Included in this restructuring cost was $0.4 million of stock-based compensation expense.

In 2009, our revenue was $526.4 million, compared to $567.3 million in 2008.  The decrease in revenue was primarily a result of a decrease in sales of our AirCards and sales of our embedded modules to portable computing original equipment manufacturers (“PC OEM”) customers, partially offset by an increase in revenue from the Wavecom acquisition.  Gross margin was 32.8% in 2009, compared to 27.6% in 2008.  The increase resulted primarily from product cost reductions, early synergies from the Wavecom acquisition, as well as the addition of higher margin products from the Wavecom acquisition.  Loss from operations was $37.7 million in 2009, compared to earnings from operations of $44.6 million in 2008.    Our loss from operations included acquisition costs of $7.8 million, restructuring costs of $20.6 million, integration costs of $3.9 million and acquisition related amortization of $11.8 million.  Our net loss was $39.9 million in 2009, or loss per share of $1.29, compared to net earnings of $62.6 million, or diluted earnings per share of $2.00 in 2008.

Key factors that we expect will affect our revenue in the near term are general economic conditions in the markets we serve, our ability to successfully complete the integration of the Wavecom acquisition, the relative competitive position our products have within the wireless operators’ sales channels in any given period, the availability of components from key suppliers, timing of deployment of mobile broadband networks by wireless operators, wireless technology transitions, the rate of adoption by end-users, the timely launch and ramp up of sales of our new products currently under development, the level of success our OEM customers achieve with sales of embedded solutions to end users and our ability to secure future design wins with both existing and new OEM customers. We expect that product and price competition from other wireless communications device manufacturers will continue to be intense.  As a result of these factors, we may experience volatility in our results on a quarter to quarter basis.

With the acquisition of Wavecom, we have a significantly expanded product line and global roster of sales channels.  However, the state of the global economy causes us to continue to be cautious regarding revenue trends in the near term.  We expect that Q1 2010 revenue will increase moderately relative to Q4 2009.

See “Narrative Description of the Business - Our Products and Services” for discussion of specific product development initiatives.

Significant Acquisitions

On December 2, 2008, we announced an all-cash offer to purchase all of the ordinary shares and OCEANEs of Wavecom, a global leader in wireless M2M solutions headquartered in Issy-les-Moulineaux, France.  The total value of the transaction was approximately €218.0 million.  We made a cash offer of €8.50 per share of Wavecom and €31.93 per OCEANE.  The transaction was implemented by way of concurrent but separate public tender offers in both France and the United States for all Wavecom shares, all ADSs representing Wavecom’s shares and all OCEANEs issued by Wavecom.

On February 27, 2009, we completed our acquisition of 84.32% of the outstanding shares and 99.97% of the outstanding OCEANEs of Wavecom, representing 90.57% of the voting rights of Wavecom.  Following a statutory re-opening of the tender offer and our purchase of Wavecom shares on the market, we increased our ownership of the voting rights of Wavecom from 90.57% to 95.4% and, on April 29, 2009, completed our acquisition of all of the remaining Wavecom shares, except for certain shares held by employees that are subject to a hold period, and OCEANEs by way of a squeeze-out.  The Wavecom shares and OCEANEs have been delisted from the Euronext and the ADSs have been delisted from the Nasdaq.  A business acquisition report with respect to the acquisition was filed on May 11, 2009.

We expect the combination of Sierra Wireless and Wavecom will create a global leader that will be uniquely positioned to benefit from the anticipated growth in the wireless mobile computing and M2M markets.  We expect the acquisition to significantly expand our position in the global M2M market, broaden our product offerings and increase our scale and capabilities in Europe and Asia.

Industry Background and Future Trends

Growth in Wireless for Mobile Computing and M2M

We provide leading edge wireless solutions for the mobile computing and M2M markets.  We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for OEMs, intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services.  We believe that wide area wireless for mobile computing and wireless M2M are both growing markets.  We believe that the key growth enablers for these markets include the continued deployment of mobile broadband networks around the world, aggressive promotion of mobile broadband services by wireless operators, attractive mobile broadband rate plans, growing customer awareness of mobile broadband and compelling return on investment rationale for OEMs and end users.

End customers in our markets consist of corporate enterprises, government organizations, small businesses and individuals seeking to improve customer service, productivity, safety or to expand their business.  Increased wireless network coverage and speeds, significant technological improvements to wireless networks, devices and software, and price reductions for data communications services have also contributed to growth in the wireless mobile computing and M2M segments. The ability to meet the demand for anytime, anyplace communications is made possible by the convergence of trends in mobile computing, M2M, the Internet and wireless communications.

Mobile Computing.  Many business professionals and individuals utilize notebooks or netbooks as their primary computing device.  As businesses and individuals become ever more mobile, we believe that the demand for anywhere, anytime connectivity from one’s mobile computer to a myriad of applications and information sources will continue to grow.

M2M.  There are billions of machines of every imaginable type located all over the globe — in offices, homes and remote locations.  We believe that the owners and operators of many millions of these machines can derive compelling business and personal benefit from being able to connect to these assets remotely over wireless networks.

The Internet.  The Internet is pervasive and has become the de facto way for businesses, machines and individuals to communicate and to connect to business applications, other machines, personal information and social networks.

Wireless Communications.  Wireless networks of several different technologies and generations now cover most of the world’s population.  Voice, once the “killer app” for wireless networks is now used by billions of people worldwide.  Wireless operators continue to seek new ways to drive their growth and are increasingly turning to mobile computing and M2M as strategic growth opportunities.

NARRATIVE DESCRIPTION OF THE BUSINESS

Our Solution

We provide leading edge wireless solutions for the mobile computing and M2M markets. We develop and market a range of products that include wireless modems for mobile computers, embedded modules and software for OEMs, intelligent wireless gateway solutions for industrial, commercial and public safety applications and an innovative platform for delivering device management and end-to-end application services. We also offer professional services to OEM customers during their product development and launch process, leveraging our expertise in wireless design, software, integration and certification to provide built-in wireless connectivity for mobile computing devices and M2M solutions. Our products, services and solutions connect people, their mobile computers and machines to wireless voice and mobile broadband networks around the world.

Our recent acquisition of Wavecom on February 27, 2009 enhances our product and service offering in the global M2M market by adding highly sophisticated wireless module platforms and solutions which integrate all of the necessary software and hardware on embedded devices that can be used for a wide variety of applications. The acquisition of Wavecom also enhances our capabilities in key markets with proven development tools and an innovative services platform for delivering device management and application services.

Our Products and Services

We operate in the wireless communications solutions industry and senior management makes decisions about allocating resources based on the following segments:

•                  Mobile computing segment which is comprised of:

(a)          Mobile computing — includes our AirCard branded PC cards and USB modems that are developed and sold to wireless operators around the world, as well as embedded wireless solutions that are used by a wide range of original equipment manufacturers to wirelessly enable their products and solutions.

(b)         Machine-to-machine — includes our rugged mobile and M2M gateway solutions that consist of intelligent modems that are sold to public safety, transportation, field service, energy, industrial and financial organizations.

•                  Wavecom segment — which includes our wireless module platforms and solutions acquired with our acquisition of Wavecom, which integrates all of the necessary software and hardware on embedded devices for M2M and automotive communications.

Our current product line of wireless modem solutions includes wide-area wireless AirCard products, embedded modules for notebook computers and other electronic devices, vehicle-mounted modems, M2M modems and enabling software.  We have a number of new products under development within these product lines.

Our professional services team provides OEM customers with wireless product development support to integrate our wireless wide-area products into their products.

AirCard® Mobile Broadband Devices

Our AirCard product family includes our AirCard branded PC cards and USB modems.  In 2009, sales of our AirCard products decreased 28% to $295.0 million, compared to $408.8 million in 2008 due primarily to timing of product transitions in our key channels, lower selling prices and reduced sell through.

Our AirCards plug into the PC card, ExpressCard or USB ports of notebook and desktop computers, as well as other products such as network routers.  Our AirCard products support EV-DO and HSPA technologies and are sold to wireless operators around the world.  During 2009, we continued to have a strong position with shipments of our HSPA AirCards to AT&T and Telstra and with shipments of our EV-DO Rev A AirCards to Sprint.

During 2009, we began shipping several new HSPA USB modems including our Compass 889 HSPA USB modem to CSL Limited, our AirCard USB 306/307 modems to Telstra and CSL Limited, the world’s first mobile broadband modems for High Speed Packet Access Plus (“HSPA+”) networks, our AirCard USB 308/309 modems to Telstra, our second generation products for the HSPA+ networks, and our AirCard USB 301/302 modems for HSPA networks that combine a new design and streamlined feature set for the value-driven consumer market.  In the fourth quarter of 2009, we began commercially shipping the AT&T USBConnect Lightning, also known as the Sierra Wireless USB 305 for HSPA networks, to AT&T.  The USBConnect Lightning, with download speeds of up to 7.2 Mbps, has an innovative lighted design with a swivel hinge for flexible use in horizontally or vertically oriented USB ports.

Our AirCard USB 598 modem for EV-DO Rev A networks was launched with Telus Communications Company (“Telus”) during 2009, which is the first CDMA operator using our TRU-Update feature, a managed service providing automatic firmware, driver and application updates.

We also began shipping two new ExpressCards, including our AirCard 402 for EV-DO Rev A networks, a 2-in-1 mobile broadband card designed to fit both PC card and ExpressCard slots and our AirCard 503, the world’s first 2-in-1 ExpressCard with PC Card adapter for HSPA+ networks.

In addition, our AirCard 402, Compass 885 and USB598 modems passed Microsoft Corp. certification tests for compatibility and reliability with Windows 7 mobile broadband and have been officially designated as “Compatible with Windows 7”.

We have also made strong progress on the development of Overdrive, a highly differentiated device in the mobile hotspot segment.  Overdrive is the first mobile hotspot product to combine 3G (EV-DO Rev A) with 4G (WiMax) and Wi-Fi technologies.  Overdrive was launched with Sprint in January 2010.

Notwithstanding our lower AirCard revenue for 2009 compared to 2008, we believe that the market for our AirCard products continues to offer opportunities.  Competition in this market continues to be intense and our future success in this market will depend in part on our ability to continue to differentiate and to develop products that meet our customers’ evolving technology, design, schedule and price requirements.

AirPrime™ Intelligent Embedded Modules

Our expanded line-up of AirPrime Intelligent Embedded Modules is used by a wide range of OEMs to wirelessly enable their products and solutions.  Our OEM customers cover a broad range of industries including mobile computing, networking equipment, automotive, security, transaction processing, fleet management and energy.

In 2009, sales of our embedded module products increased 51% to $181.4 million, compared to $120.2 million in 2008, primarily as a result of our acquisition of Wavecom products.  Of the $181.4 million, approximately $174.0 million was from sales to M2M OEMs and $7.4 million was from sales to PC OEMs.

With the acquisition of Wavecom, we have significantly expanded our global position in wireless embedded solutions for M2M.  In 2009, we continued to secure design wins in key segments, including consumer electronics, payment, security and mobile computing.  One of our modules is embedded inside the recently introduced Barnes & Noble, Inc. “nook” ebook reader.  In the fourth quarter of 2009, Vodacom, a South African cellular network, along with Tracker, a South African vehicle tracking company, introduced a next generation subscriber identity module (“SIM”) card for vehicle tracking, based on our inSIM technology.  The inSIM component embeds the SIM function into our wireless central processing unit (“CPU”) at the component level, eliminating the use of the traditional plastic SIM card.  We are collaborating with MobiPower in the development of stolen-vehicle recovery and asset protection solutions based on our wireless microprocessor platform.  In addition, two of our OEM partners, Outpost Central Ltd. and Radiocrafts AS, introduced new smart metering solutions based on our Fastrack Supreme platform.  In the second quarter of 2009, we announced that our Q26 Elite Wireless CPU passed all Federal Communications Commission (“FCC”) and CDMA Development Group (“CDG”) 1 & 2 testing and is Safe for Network on the Verizon Wireless, Sprint and Aeris Communications, Inc. networks.  The Q26 Elite is ruggedized for extreme environmental conditions and supports GPS, which makes it suitable for fleet management and tracking applications.  We are also collaborating with Meta System S.p.A. (“Meta System”) to provide a platform for automotive telematics, with a focus on emergency calls, stolen vehicle tracking, remote diagnostics and fleet management.  In addition, with Meta System, we are also developing an optimized telematics on-board unit for the insurance market.  During the second quarter of 2009, we commenced commercial volume shipments of a customized wireless communication module to Denso, a leading supplier of automotive electronics to Japanese and global auto manufacturers.  We believe the long-term growth and profitability prospects in the embedded M2M markets are strong.  We plan to continue to invest to expand our leadership position in this market.

Competition in the PC OEM market intensified during 2008 with the entry of both the Ericsson and Qualcomm solutions for PC OEMs.  Both Ericsson and Qualcomm have secured PC OEM design wins, including PC OEMs with whom we have had previous design wins.  As expected, this increased competition continued to put pressure on our revenue from PC OEMs during 2009.  However, during the first quarter of 2009, we were awarded our first Gobi design wins with two of our existing PC OEM customers.  Since then, we have been awarded additional Gobi design wins with notebook and netbook manufacturers.  We believe that these new design wins will enable us to grow our revenue from PC OEM customers in subsequent quarters.  Our ability to secure additional design wins in the PC OEM market will depend on being successful in developing products and offering services that meet our customers’ technology, design, schedule and price requirements.

During the fourth quarter of 2009, we began shipping our MC8795V embedded module for HSPA networks, which offers quad band frequency support enabling customers to expand their product offering into new geographical markets as well as data speeds with up to 7.2 Mbps on the downlink and 5.76 Mbps on the uplink. In the second quarter of 2009, we introduced our new MC5728V embedded module for EV-DO Rev A networks, that provides added flexibility to OEMs integrating mobile broadband connectivity into a variety of devices, including networking equipment and industrial handheld devices.  The MC5728V is the first EV-DO product with our TRU-Flow data traffic management technology that optimizes overall upload and download modem performance, even with a virtual private network (“VPN”).

AirLink™ Intelligent Gateways and Routers

Our AirLink Intelligent Gateways and Routers are sold to public safety, transportation, field service, energy, industrial and financial organizations and are among our highest gross margin products.  We believe that there are strong profitable growth prospects for our AirLink intelligent gateway solutions and intend to capture these opportunities through segment, product line and geographical expansion.

In 2009, revenue from AirLink intelligent gateway solutions increased to $41.0 million from $30.8 million in 2008 primarily as a result of our acquisition of Wavecom products.

During the fourth quarter of 2009, our Helix RT 3G router was approved to run on the Verizon Wireless network through their open development program, which provides customers with the option to use wireless devices that Verizon does not offer directly.  During the third quarter of 2009, we signed a Memorandum of Understanding (“MOU”) with T-Mobile to deliver joint solution offerings for the M2M market.  The areas of co-operation identified by the MOU are product development, marketing, sales and deployment of M2M solutions and related services.  The co-operation initiatives target the European market, with an initial focus on Germany.  We also signed an agreement with NetComm Limited to distribute our AirLink range of in-vehicle and M2M devices in Australia and New Zealand.  We introduced ACEnet Services, the latest enhancement in our suite of ACEware web-based device management platforms.  Using a software-as-a-service (“SaaS”) model, ACEnet Services offers customers a secure hosted platform to comprehensively configure, control and manage their entire deployment of AirLink devices using a standard web browser.  In the near future, we expect that ACEnet will be integrated with our AirVantage services and platform and will become part of our comprehensive suite of hosted services and solutions for M2M.  During the third quarter of 2009, we received technical approvals for our Raven XE Gateway on Sprint, our MP 890 in-vehicle Gateway on AT&T and shipped the first commercial units of our Helix RT 3G Router.  During the second quarter of 2009, we announced that our ALEOSTM embedded software platform will be available on our MP line of rugged in-vehicle mobile routers.  The addition of ALEOS to our MP product line simplifies device management and support.

AirVantage™ Services Platform and Solutions

In the third quarter, we reorganized and integrated Anyware Technologies S.A. (“Anyware”), the software and services company that Wavecom acquired in 2008.  These changes included selling Anyware’s Open Source consulting business to a group of employees, integrating the remaining team members into Sierra Wireless and forming our AirVantage solutions and services business unit. We believe these changes will help us focus on delivering end to end solutions for the M2M market and to drive collaboration with our other lines of business.

Our new business unit provides solutions and services that allow system integrators, key accounts and telecom operators to roll out complete M2M solutions for managing remote equipment and assets.  The solutions are based on tools that facilitate the development and delivery of applications that are hosted on our AirVantage services platform.  Our M2M services platform is scalable, secure and compatible with the majority of wireless equipment available on the market.

During the third quarter of 2009, we signed a contract with PSA Peugeot Citroen Group, a leader in advanced automotive technology, who will use our AirVantage services platform for the remote monitoring and software upgrade of future generations of cars equipped with our telematics technology.  During the fourth quarter of 2009, we entered into an agreement with Orbcomm Inc. to integrate the innovative capabilities of our AirVantage services platform within Orbcomm’s web services portal to enable customers to control their M2M services, devices and communications.  We announced our collaboration with Atos Worldline, which brings Atos Origin’s core expertise in hi-tech transactional services, to provide a comprehensive, expandable and secure M2M services platform, along with significant processing and hosting capacity, to simplify and accelerate the large scale deployment of end-to-end solutions in Europe. We also announced a new major release of M2M Studio, a fully integrated environment for the development of embedded M2M software, enabling developers to create, develop, compile, download, debug and test their applications.

Customer Support

We provide customers, wireless operators and other channel partners with product and technical support in several languages using telephone, e-mail and our Web site. Online resources include product documentation, technical specifications, frequently asked questions, application notes, troubleshooting notes, troubleshooting tools, and software downloads.

Product Revenue

Our revenue by product for the years ended December 31, 2009 and 2008 is as follows:

	2009	2008
AirCard Mobile Broadband Devices	56%	73%
AirPrime Intelligent Embedded Modules	34	21
AirLink Intelligent Gateways and Routers	8	5
Other	2	1
	100%	100%

Future Products

We continually evaluate and develop new products and solutions that will allow us to differentiate and to take advantage of the ever expanding and dynamic markets.    As we look forward, we are focused on continued innovation and execution in our key markets.

Mobile computing

•                  In our AirCard business, we focus on distinguishing ourselves through airlink protocol innovation and delivering products that meet exceptional quality and performance standards.  Our AirCard products that support new airlink protocols are often first in the world to market — our proven ability to accomplish this is extraordinarily important to key operator customers such as AT&T, Sprint and Telstra Corporation Limited (“Telstra”).  In the coming year, we expect to introduce several new AirCard products supporting new airlink protocols such at HSPA+ dual carrier, dual mode EV-DO/Worldwide Interoperability for Microwave Access (“WiMAX”) and Long Term Evolution (“LTE”).

•                  In our AirPrime product line up for the mobile computing business, we expect to continue to develop world leading embedded module solutions, supporting new airlink protocols, tailored for mobile computing OEMs.  We also expect to leverage Qualcomm’s Gobi solution to meet the needs of mobile computing OEMs who require dual mode capability.  For our organically developed modules, and for Gobi alike, we will continue to deliver differentiation to our customers through driver and user interface software development, platform design and integration assistance and certification services.

M2M

•                  As a result of our combination with Wavecom, we believe that our AirPrime product line up for M2M is the broadest, most comprehensive in the industry.  Our AirPrime M2M product line supports CDMA and Global System for Mobile communications (“GSM”) technologies, 2G to 3.5G airlink protocol speeds and multiple form factors including mini Peripheral Component Interconnect (“PCI”), board to board connectorized and solder-on-board.  In addition, we have several innovations that we believe further bolster our competitive position, including our inSIM embedded SIM technology, our own protocol stacks and fully integrated development environment.  Looking forward, we intend to continue to build on these advantages and to expand our product line further with new technologies and form factors.

•                  Our broad AirLink product line up is an integral part of our M2M offering and is broad, covering multiple form factor needs and airlink protocol support.  Our AirLink products feature our ALEOS embedded software that enables our devices to be rapidly configured and remotely managed.  We view our embedded ALEOS software and remote device management capability as key competitive differentiators.  Looking forward, we are focused on expanding our AirLink product line to serve the needs of new segments and new geographies.  Furthermore, we are focused on fully integrating our AirLink gateway products with our hosted AirVantage services platform so that we can deliver end to end solutions to the markets we serve.

•                  Another key element in our M2M offering is our AirVantage services platform and solutions.  We view our AirVantage services platform and solutions capability as a strategic technology asset and a differentiation enabler.  Our AirVantage services platform is highly scalable and provides important service delivery capability including device management, subscription management, billing and rating and a fully integrated development environment, enabling our partners and customers to bring end to end M2M solutions to market quickly.  We believe that our AirVantage services platform provides the most comprehensive range of capability and scalability in the industry.  Furthermore, we intend to fully integrate our AirLink and AirPrime products with the platform, enabling us, and our OEM customers, to bring end to end solutions to the segments we serve.

Product Development

We have built a reputation in the wireless data industry for creating state-of-the-art, high-quality products within aggressive timeframes. Our development team of approximately 450 full time employees, located in Richmond, B.C., Carlsbad, California, Newark, California, Issy-Les-Moulineaux, France, Toulouse, France, Hong Kong and Shenzhen, China is skilled in the areas of radio frequency, hardware, embedded software, host software, web-based software, semiconductor and mechanical design. Combined, this team is highly experienced in the design of small form factor wireless data and voice devices. Our product development team combines leaders with extensive experience in their fields with younger graduates from leading universities.

We take a “core team” approach to product development.  Our goal is to develop a “whole” product and to ensure products are managed closely throughout their entire life cycle. As part of this approach, individuals from our product development group form product-specific teams with staff from other functional areas, including product management, operations, technical support and quality.  These teams work closely to bring new products through the development phase, while balancing the market requirements of performance, time to market and product cost. Concepts and prototypes are validated by working with lead customers, channel partners and industry consultants.  From time to time, projects are outsourced to third parties, who provide product development leverage for our core teams.

Products that result from this process are designed and tested to cellular industry standards and introduced to our high-volume contract manufacturing partners for production and delivery to our customers. Included in the development effort is the certification of our products with industry and regulatory standards bodies and wireless operators.

A group of senior engineers develops and monitors our development processes within an ISO-9001 approved framework or ISOTS16949 for automotive grade products. These processes are applied across all development projects to ensure uniformity. For example, we have adopted a core-wireless engine design approach to leverage development efforts across multiple different products. This is also intended to help our customers to utilize our different products with moderate additional integration effort on their part.

Our product development staff stays current in technology by participating in industry groups such as the Personal Computer Communications Association, the Cellular Telecommunications Industry Association, the Mobile Advisory Council, the USB Forum, the PCI Special Interest Group, the European Telecommunications Standards Institute, the PCS Type Certification Review Board, the Third Generation Partnership Project, the Third Generation Partnership Project 2, the WiMAX Forum and the International Wireless Packaging Consortium, and through ongoing technical education.  We maintain close relationships with local universities by hiring co-op students, giving lectures, supporting visiting professorships and participating in regular informal meetings with faculty members.

Distribution

Our products are used by a variety of end-users and end-user applications.  The users range from home consumers, to sales people and mobile executives, to police officers and utility workers as well as automotive manufacturers and utility companies. We have built a distribution channel that responds to the unique purchasing and usage requirements of our customer base.  Historically, a substantial majority of our sales have come from North American markets.  With the acquisition of Wavecom in 2009, our revenue by geography has become much more diverse.  As our wireless technology platforms and customer base have diversified, we have built sales and distribution teams to focus on developing our truly international business.  Currently, we have dedicated sales and distribution teams for the Europe, Middle East and Africa (“EMEA”), Asia-Pacific, Latin American and North American regions.  Our approach to distribution takes advantage of our existing relationships with wireless operators, resellers and OEMs in order to maximize the productivity of our sales team.

Wireless Operators

Wireless operators play two key roles in our distribution strategy.  First, wireless operators are resellers for us, purchasing our products and then reselling them to end-user customers through their business and retail channels.  Second, the wireless operator sales team often works with our sales team to jointly sell wireless solutions and our equipment to corporate and government end-user customers.  The wireless operator channel provides us with extended customer reach, while the operators are able to leverage our wireless data expertise to help sell their products and services.  We have invested a great deal of time and resources in cultivating our relationships with wireless operators and view these relationships as a critical success factor.

Resellers and Distribution

Resellers purchase our products either directly from us or from our distributor network and resell them to carriers, OEMs and end-user customers.  In order to support our global resellers and OEMs, we have established a global network of distribution partners.  Distributors ensure that our products are available to a large number of resellers and OEM customers around the world.

Resellers often combine our products with other elements of an overall solution, such as computer hardware, application software and bundled communication services and deliver a complete solution to the end-user customer. Resellers include IT VARs, system integrators and application solution providers.

Original Equipment Manufacturers

Original equipment manufacturers are companies that integrate our embedded modules into devices they manufacture and sell to end-user customers through their own direct sales force and indirect distribution channels.  Our embedded modules have been integrated into a range of devices, such as laptops, industrial handheld computers, wireless routers, eBooks, payment terminals, automated meters and automotive applications.

Marketing

Our marketing team is responsible for providing product management, strategic marketing and marketing communications for our products on a global basis.

Product Management

Members of the product management team play an active role in our core team approach to developing and managing individual products through their entire product life cycle.  Emphasis is placed on understanding customer needs, developing the business case, determining competitive positioning and pricing, and ensuring product completeness, which includes documentation, packaging, collateral, promotional material and marketing programs. This team also develops and manages the portfolio roadmap for our products.

Marketing Communications

We communicate our corporate and product positioning to channels and customers in our global markets in several ways, including:

•            Supporting products with artwork, collateral and packaging;

•            Managing the web site content;

•            Supporting the retail activities of our customers and our sales team;

•            Actively seeking editorial coverage and placing advertisements in industry, business and trade publications;

•            Actively participating in industry associations;

•            Meeting with opinion leaders and industry analysts; and

•            Participating in targeted conferences and trade shows.

We work with our channel partners to develop programs to encourage customer adoption and promotion of our products.  Through marketing strategies including market analysis, branding, design, packaging and promotions, we launch products into the marketplace that complement customer launch timelines.

Training and Learning Solutions

Sierra Wireless’ Learning Solutions team provides sales and technical training directly to our operator, OEM and channel partners.  We provide these courses in face-to-face, train the trainer, webinar, self-directed and podcast formats.

Manufacturing

We outsource most of our manufacturing services, including parts procurement, kitting, logistics, assembly and repair. We believe that outsourcing allows us to:

•            Focus on our core competencies, including research and development, sales and marketing;

•            Participate in contract manufacturer economies of scale;

•            Access high quality, lower cost manufacturing resources;

•            Achieve rapid production scalability; and

•            Control capital costs.

In addition, we perform certain manufacturing related functions in-house, including key component sourcing, manufacturing engineering, and development of manufacturing test software, procedures and fixtures.

We use Flextronics International Ltd., a large global electronics manufacturing services (“EMS”) provider, as our primary contract manufacturer and logistics partner to provide an end-to-end supply chain solution.  This includes design support, procurement, low cost manufacturing and repair in China and fulfillment services.  By using its fully integrated supply chain services, we expect to optimize product costs, improve alignment with our increasingly international customer base and achieve increased operating efficiencies and scalability.  Our more complex, lower volume products are manufactured by other EMS partners.

Employees

As of December 31, 2009 we had a total of 947 full time employees, 266 of whom are at our head office in Richmond, B.C., with the balance being located across the United States, Canada, Europe and Asia. Of the 947 employees, 464 are involved in product development, 92 are involved in manufacturing, 207 are sales and support personnel, 54 are marketing personnel and 130 are in finance and administration. Employees have access to corporate-funded ongoing training and professional development opportunities, both on-the-job and through outside educational programs. Cash compensation, our employee stock option plan, our employee restricted share unit plan and our retirement plan contribution program are complemented by internal recognition programs and career advancement opportunities. We believe our relationships with our employees are positive.

We have entered into non-disclosure agreements and confidentiality agreements with key management personnel and with substantially all of our other employees.

See “General Development of the Business - General” discussion for information on changes to our workforce subsequent to December 31, 2009.

Competition

Mobile broadband technology is penetrating the mainstream population.  Mobile broadband advertisements are appearing on television, in magazines, newspapers, train stations and airports around the world.  Adoption is reaching a level such that more competitors are entering the market and some of these competitors are large corporations with strong manufacturing scale and financial resources at their disposal.  The technology is still evolving with faster and more efficient airlink technologies being released by chipset and infrastructure manufacturers.  This evolution creates an opportunity for us to differentiate ourselves by being early to market with quality implementations of these new airlinks.

AirCard Products:  We have established a technology leadership position by being early to market with leading edge, high performance AirCard products that support the latest airlink technologies.  We sell our AirCard products globally and support several airlink technologies including HSPA, HSPA+, CDMA EVDO Rev A and dual mode EV-DO/WiMAX.  Our competitors include ZTE Corporation (“ZTE”), Huawei Technologies Corporation (“Huawei”), Novatel Wireless, Inc. (“Novatel”), Option N.V. (“Option”) and Pantech Co.

AirPrime Embedded Modules:  As a result of our acquisition of Wavecom, we believe that we now have the broadest, most comprehensive wireless embedded module product line up in the industry.  Our AirPrime product line supports CDMA and GSM technologies, 2G to 3.5G airlink protocol speeds and multiple form factors including miniPCI, board to board connectorized and solder-on-board.  In addition, we have several innovations that we believe further bolster our competitive position, including our inSIM embedded SIM technology, our own protocol stacks and fully integrated development environment.  Looking forward, we intend to continue to build on these advantages and to expand our product line further with new technologies and form factors.  Our competitors vary in this line of business, depending on the segment served, and include Ericsson, Foxconn Technology Group, Huawei, Option, Novatel, Cinterion Wireless Modules GmbH, Telit Communications Plc, Motorola, Inc. and SIMCom Wireless Solutions Co., Ltd.

AirLink Intelligent Gateways:  We believe that the market for wireless intelligent gateways is fragmented from a segment, customer and competition standpoint.  In the segments where we compete, we believe that our market share is high, particularly in North America.  Our AirLink product line up is broad, covering multiple form factor needs and airlink protocol support.  Our AirLink products feature our ALEOS embedded software that enables our devices to be rapidly configured and remotely managed.  We view our embedded ALEOS software and remote device management capability as key competitive differentiators.  Looking forward, we are focused on expanding our AirLink product line to serve the needs of new segments and new geographies.  Furthermore, we are focused on fully integrating our AirLink gateway products with our hosted AirVantage services platform so that we can deliver end to end solutions to the markets we serve.  Our competitors in this line of business vary by segment and geography and include Digi International Inc., BlueTree Wireless Data Inc., CalAmp Corp., Enfora, Inc. and Multi-Tech Systems, Inc.,

AirVantage Services Platform and Solutions:  We view our AirVantage services platform and solutions capability as a strategic technology asset and a differentiation enabler.  Our AirVantage services platform is highly scalable and provides important service delivery capability including device management, subscription management, billing and rating and a fully integrated development environment, enabling our partners and customers to bring end to end M2M solutions to market quickly.  We believe that our AirVantage services platform provides the most comprehensive range of capability and scalability in the industry.  Furthermore, we intend to fully integrate our AirLink and AirPrime products with the platform, enabling us, and our OEM customers, to bring end to end solutions to the segments we serve.  Our competitors in this line of business include wireless operators who have developed their own service delivery systems, nPhase and Jasper Wireless, Inc.

Intellectual Property

We protect our intellectual property through a combination of patent protection, copyright, trademarks, trade secrets, licenses, non-disclosure agreements and contractual provisions. We enter into a non-disclosure and confidentiality agreement with each of our employees, consultants and third parties that have access to our proprietary technology.  Pursuant to assignment of inventions agreements, all of our employees and consultants assign to Sierra Wireless all intellectual property rights in the inventions created during such person’s employment or contract with Sierra Wireless to Sierra Wireless.

We currently hold 84 United States patents and 242 international patents. Additional patent applications are pending. When we consider it to be advantageous, we utilize our intellectual property portfolio and access the intellectual property of third parties by entering into commercial licenses and cross-licenses.

Governmental Regulation

Our products are subject to certain mandatory regulatory approvals in the United States, Canada, the European Union (“EU”) and other regions in which we operate. In the United States, the Federal Communications Commission regulates many aspects of communications devices, including radiation of electromagnetic energy, biological safety and rules for devices to be connected to the telephone network. In Canada, similar regulations are administered by the Ministry of Industry, through Industry Canada. EU directives provide the comparable regulatory guidance in Europe.

Wireless modems must be approved under these regulations by the relevant government authority prior to these products being offered for sale. We have obtained all necessary Federal Communications Commission, Industry Canada, EU and other required regulatory approvals for the products we currently sell.

Additional Information Concerning Our Business

Our operations do not have a significant impact on the environment.  We have not made, and are not required to make, any significant capital expenditures to comply with environmental regulations.  Working with the contract manufacturers who build our products and relevant component suppliers, we intend to ensure that our products that are sold in the EU comply with the EU directives that restrict the use of certain hazardous substances in electronic equipment sold in the EU after July 1, 2006.

RISK FACTORS

Our business is subject to significant risks and uncertainties and past performance is no guarantee of future performance. These risks and uncertainties are described in our Management Discussion and Analysis for the year ended December 31, 2009, which can be found on our website at www.sierrawireless.com or at www.sedar.com and included as Exhibit 1.3 to this Annual Report.

DIVIDENDS

Since incorporation, we have not paid any dividends on our Common Shares.  Our current intention is to reinvest earnings to finance the growth of our business.  We do not anticipate that we will pay any dividends on our Common Shares in the immediate or foreseeable future.

DESCRIPTION OF CAPITAL STRUCTURE

Our authorized capital consists of an unlimited number of Common Shares, of which, at March 24, 2010, 31,053,764 are issued and outstanding, and an unlimited number of Preference Shares, issuable in series, of which none are issued and outstanding.  Our board of directors is authorized to determine the designation, rights and restrictions to be attached to the Preference Shares upon issuance.

Holders of Common Shares are entitled to receive notice of any meeting of shareholders and to attend and vote at those meetings, except those meetings at which only the holders of shares of another class or of a particular series are entitled to vote.  Each Common Share entitles its holder to one vote.  Subject to the rights of the holders of Preference Shares, the holders of Common Shares are entitled to receive on a proportionate basis such dividends as our board of directors may declare out of funds legally available there for.  In the event of the dissolution, liquidation, winding up or other distribution of our assets, the holders of the Common Shares are entitled to receive on a proportionate basis all of our assets remaining after payment of all of our liabilities, subject to the rights of holders of Preference Shares.

The Common Shares carry no pre-emptive or conversion rights other than rights granted to holders of Common Shares under the Shareholders Rights Plan implemented and ratified by our shareholders on April 27, 2000 and re-adopted by our shareholders on April 28, 2003, April 25, 2006 and May 5, 2009.  The Shareholder Rights Plan is designed to encourage the fair treatment of our shareholders in connection with any take-over offer for our outstanding Common Shares.  The Shareholder Rights Plan provides our board of directors and shareholders with 60 days, which is longer than prescribed by applicable securities laws governing take-over bids, to fully consider any unsolicited take-over bid without undue pressure, to allow our board of directors, if appropriate, to consider other alternatives to maximize shareholder value and to allow additional time for competing bids to emerge.  If a bid is made to all shareholders, is held open for at least 60 days and is accepted by shareholders holding more than 50% of the outstanding Common Shares, or is otherwise approved by our board of directors, then the Shareholder Rights Plan will not affect the rights of shareholders.  Otherwise, all shareholders, except the parties making a take-over bid, will be able to acquire a number of additional Common Shares equal to 100% of their existing outstanding holdings at half the market price.  Thus, any party making a take-over bid not permitted by the Shareholder Rights Plan could suffer significant dilution.

Normal Course Issuer Bid

On May 21, 2008, we received regulatory approval to purchase up to 1,567,378 of our Common Shares by way of a normal course issuer bid (the “Bid”) on the Toronto Stock Exchange (“TSX”) and the Nasdaq, representing approximately 5% of the Common Shares outstanding as of May 21, 2008.  The Bid commenced on May 26, 2008 and terminated on May 25, 2009.

Purchases of our Common Shares were at our discretion, were made at open market prices and were subject to daily restrictions in compliance with the rules of the respective securities exchanges and applicable securities laws.  As of May 25, 2009, 407,700 Common Shares were purchased, for an aggregate purchase price of $5.0 million, and subsequently cancelled.  The amount paid to acquire the shares in excess of the average carrying value was charged to retained earnings in 2008.

Credit Facilities

During 2007, we obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions.  Our obligations under these financial instruments expired in

February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during November 2008.

Until December 2008, we had an unsecured revolving demand facility with a Canadian chartered bank for $10.0 million that bore interest at prime per annum.  No amount was drawn down under that facility and it was terminated on December 1, 2008.

In connection with our acquisition of Wavecom, we signed a credit agreement on December 1, 2008, with The Toronto-Dominion Bank and Canadian Imperial Bank of Commerce, as lenders, that provided for a one-year revolving term credit facility (“Revolving Facility”) and a one-year non-revolving term credit facility (“Term Facility”).

The Term Facility, not to exceed €218.0 million, was to be used to complete the acquisition of Wavecom ordinary shares and OCEANEs.  The Term Facility was secured by cash of €136.8 million and a pledge against all of our assets.  On December 1, 2008, as required by French regulations, we drew a letter of credit in the amount of €218.0 million issued under the Term Facility.  On February 26, 2009, we borrowed €80.473 million under the Term Facility to facilitate the purchase, on February 27, 2009, of 99.97% of the outstanding OCEANEs.  On February 27, 2009, we completed the purchase of 84.32% of the outstanding Wavecom shares with €115.3 million of our cash that secured the Term Facility and the letter of credit was reduced from €218.0 million to €22.2 million.   The OCEANEs were subsequently redeemed by Wavecom and on March 13, 2009 the loan of €80.473 million under the Term Facility was repaid with those proceeds.  On completion of the squeeze-out on April 29, 2009, the letter of credit was reduced to nil and the Term Facility was no longer available.

The Revolving Facility, not to exceed $55.0 million, is to be used for working capital requirements and is secured by a pledge against all of our assets.  On January 29, 2010, we signed an amended and restated credit agreement which renewed our Revolving Facility to January 28, 2011, and amended the maximum amount from $55.0 million to $10.0 million.  Since December 1, 2008, we have not drawn any amount under the Revolving Facility.

MARKET FOR SECURITIES

Our Common Shares have been listed on the TSX since May 17, 1999, and trade under the symbol “SW”.  Our Common Shares are also listed on Nasdaq under the symbol “SWIR”.

Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on the TSX for the year ended December 31, 2009.

2009	Low Cdn $	High Cdn $	Total Monthly Volume

January	6.53	7.85	1,322,900
February	4.01	6.93	3,697,600
March	3.36	5.00	7,572,500
April	4.39	7.33	6,056,000
May	5.79	7.76	5,456,800
June	5.80	7.55	2,486,100
July	5.95	7.98	2,422,100
August	7.91	9.34	2,206,600
September	8.95	11.70	2,949,200
October	9.55	11.22	2,723,700
November	8.87	10.29	2,255,800
December	9.55	11.21	1,850,700

Set out below are the price ranges and volume of Common Shares of Sierra Wireless, Inc. that traded on Nasdaq for the year ended December 31, 2009.

2009	Low US $	High US $	Total Monthly Volume

January	5.27	6.79	2,750,800
February	3.23	5.59	5,229,000
March	2.64	3.93	7,223,100
April	3.46	6.05	9,370,500
May	4.92	6.53	10,644,000
June	5.05	6.93	5,333,900
July	5.08	7.38	4,999,400
August	7.13	8.62	4,051,500
September	8.10	10.95	4,627,000
October	8.80	10.73	3,912,500
November	8.21	9.82	2,224,500
December	9.11	10.71	1,937,700

DIRECTORS AND EXECUTIVE OFFICERS

The tables set forth below list the directors and executive officers of the Company as at March 24, 2010, indicating their name, municipalities of residence, their respective positions and offices held with the Company, the length of service and their principal occupations within the five preceding years.

Each director is elected at our annual meeting of shareholders to serve until the next annual meeting or until a successor is elected or appointed, unless such director resigns or is removed earlier.  To the knowledge of Sierra Wireless, the directors and executive officers as a group, beneficially own, directly or indirectly, or exercise control or discretion over, 1,337,491 Common Shares (not including Common

Shares issuable upon the exercise of stock options or unvested restricted stock units), representing as of March 24, 2010 approximately 4.3% of the issued and outstanding Common Shares.

Directors

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Jason W. Cohenour President, CEO and Director Washington, U.S.A.

President and Chief Executive Officer of the Company from October 2005 to present; Chief Operating Officer of the Company from August 2004 to October 2005; Senior Vice President, Worldwide Sales of the Company from 2000 to August 2004

October 2005

Gregory D. Aasen (3) Director British Columbia, Canada

Independent Outside Director; Chief Strategy Officer of PMC-Sierra, Inc. (a broadband communications company) from September 2005 to June 2007; Vice-President and General Manager, Communication Products Division of PMC-Sierra, Inc. from 2004 to September 2005

December 1997

Robin Abrams Director California, U.S.A.

Independent Outside Director; Interim Chief Executive Officer of ZiLOG Inc. (an embedded solutions company) from August 2006 to February 2007; President and Chief Executive Officer of Firefly Mobile (a mobile communications company for the youth market) from June 2004 to July 2006

Feb 2010

Paul G. Cataford (2) (4) Director Alberta, Canada	Independent Outside Director; President and Chief Executive Officer of University Technologies International Inc. (a technology transfer and commercialization company) from 2004 to March 2009	July 1998

Charles E. Levine (2) (3) (4) Chairman and Director California, U.S.A.	Independent Outside Director	May 2003

S. Jane Rowe (2) Director Ontario, Canada

Independent Outside Director; Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank from August 2009 to present; Executive Vice-President, Executive Offices, Scotiabank from August 2008 to August 2009; Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation from May 2006 to July 2007, Vice Chairman of Maple Trust Company from May 2006 to July 2007; Vice Chairman of Travelers Leasing Corporation from February 2007 to July 2007; President and Chief Executive Officer of Roynat Capital from August 2004 to May 2006

March 1998

David B. Sutcliffe (4) Director British Columbia, Canada	Corporate Director from October 2005 to present; Chief Executive Officer of the Company from May 1995 through October 2005	June 1995

Name, Position and Residence	Principal Occupation or Employment in the Preceding Five Years (1)	Director Since

Kent Thexton (3) Director British Columbia, Canada

Independent Outside Director; Managing Partner, i-wireless LLC (US based Mobile Virtual Network Operator (“MVNO”)) from November 2006 to present; President and Chief Executive Officer of SEVEN Networks, Inc. (an application software company) from April 2004 to October 2006; Chief Marketing and Product Officer for O2 PLC and member of the Board of Directors from November 2001 to March 2004

March 2005

Notes:

(1)   The information as to “principal occupation” has been furnished by the respective directors

(2)   Member of the Audit Committee

(3)   Member of the Human Resources Committee

(4)   Member of the Governance and Nominating Committee

Executive Officers

Name, Position and Province or State and Country of Residence (1)	Principal Occupation in the Preceding Five Years	Length of Service

Jason W. Cohenour President and Chief Executive Officer Washington, U.S.A.	President and Chief Executive Officer of the Company since October 2005; Chief Operating Officer of the Company from August 2004 to October 2005	13 years

David G. McLennan Chief Financial Officer and Secretary British Columbia, Canada	Chief Financial Officer of the Company from March 2004 to present	5 years

James B. Kirkpatrick Chief Technical Officer California, U.S.A.	Chief Technical Officer of the Company from September 2004 to present;	6 years

Didier Dutronc Senior Vice-President, Marketing Hong Kong, PRC	Senior Vice-President, Marketing of the Company from March 2009 to present; Managing Director, Wavecom Asia-Pacific Ltd. from September 2004 to March 2009	1 year

Note:

(1)          Trent Punnett, Senior Vice President, Marketing and Corporate Development was an executive officer of the Company during 2009 until his resignation on January 29, 2009.

CODE OF BUSINESS CONDUCT AND ETHICS

In 2003, the Board of Directors adopted a Code of Business Conduct and Ethics applying to all directors, officers, employees and contractors of the Company and each affiliate and subsidiary of the Company, to ensure that we conduct our business in accordance with the highest standards of business conduct and ethics.  The Board of Directors approved an updated version of the Code of Business Conduct and Ethics in December 2005 and October 2008.  There have been no waivers granted from the Code of Business Conduct and Ethics since its adoption.  The Code of Business Conduct and Ethics is available on the Company’s website at www.sierrawireless.com or on SEDAR at www.sedar.com.

AUDIT COMMITTEE

Mandate of the Audit Committee

The full text of the Mandate of the Audit Committee is set out below.

“1.  Purpose and Scope

The audit committee (the “AC”) was established by the Board of Directors (“Board”) of Sierra Wireless Inc. (“Company”) to assist the Board in all issues relating to the oversight of the following:

•                  the Company’s systems of internal and disclosure controls regarding finance, accounting and legal compliance;

•                  the Company’s auditing, accounting and financial reporting processes, including adherence to US generally accepted accounting principles;

•                  the Company’s financial statements and other financial information provided by the Company to its shareholders, the public and others;

•                  the Company’s compliance with legal and regulatory requirements;

•                  the appointment, compensation, independence, oversight, communication with, performance and change of the Company’s external and independent auditors (the “Auditors”);

•                  the Company’s whistleblower process; and

•                  the fulfillment of the other responsibilities set forth in this Mandate.

2.              Organization, Membership and Meetings

•                  Committee members shall meet the requirements of the Toronto Stock Exchange, the NASDAQ Exchange, the Securities and Exchange Commission, the securities commissions of each of the Provinces of Canada in which the Company is a reporting issuer and any other regulatory agency that may have jurisdiction over the operations of the Company from time to time.

•                  The Committee shall consist of three or more directors who are “independent” as defined by applicable law, regulations, guidelines and policies, and as determined by the Governance and Nominating Committee (“GNC”) of the Board.

•                  All members of the Committee shall be “financially literate”, and at least one member of the Committee shall be a “financial expert”.  “Financially literate” and “financial expert” will have the respective meanings set out in applicable law, regulations, guidelines and policies.

•                  Members of the Committee shall be appointed annually by the Board on the recommendation of the GNC.  Members may be replaced by the Board at any time, but shall otherwise serve until a successor has been named.

•                  No director shall serve on the compensation committee of another company that employs such directors.

•                  No member shall be affiliated with the Company or any subsidiary.

•                  The Committee shall meet from time to time, as it deems necessary, but at least four times per year.

•                  The Committee may include management at its meetings, but shall also hold an executive session at each meeting at which only independent directors are present.

•                  The Committee shall maintain written minutes of its meetings, which minutes will be filed in the corporate minute book.

3.              Authority and Responsibilities

3.1.         With respect to the Auditors:

•                  Be directly responsible for recommending to the Board the appointment and compensation of the Auditor.  Oversee the work of the Auditors (including resolution of disagreements between Management and the Auditors regarding financial reporting) for the purpose of preparing or issuing an audit report or performing other audit, review or attest services for the Company.

•                  Have the sole authority to review in advance and pre-approve all non-audit services to be provided to the Company or its subsidiaries by the Auditors, as permitted by applicable governance rules and in particular Section 10A of the Securities Exchange Act of 1934 and, in connection therewith, to approve all fees and other terms of engagement. The Committee shall also review and pre-approve all disclosures required to be included in any public filings with respect to non-audit services.  The Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Committee at its next scheduled meeting.  The Committee may consult with Management but shall not delegate these responsibilities to Management.

•                  Have the authority to communicate directly with the Auditors.

•                  Review the performance of the Auditors on at least an annual basis.

•                  On an annual basis, review and discuss with the Auditors all relationships the Auditors have with the Company in order to evaluate the Auditors’ continued independence. The Committee: (i) shall ensure that the Auditors submit to the Committee on an annual basis a written statement delineating all relationships and services that may impact the objectivity and independence of the Auditors; (ii) shall discuss with the Auditors any disclosed relationship or services that may impact the objectivity and independence of the Auditors; and (iii) shall satisfy itself as to the Auditors’ independence.

•                  At least annually, obtain and review an annual report from the Auditors describing (i) the Auditors’ internal quality control procedures and (ii) any material issues raised by the most recent internal quality control review, or peer review, of the Auditors, or by any inquiry or investigation by governmental or professional authorities, within the preceding five years, respecting one or more independent audits carried out by the Auditors, and any steps taken to deal with any such issues.

•                  Confirm that the rotation of the lead audit partner, or the lead audit partner responsible for reviewing the audit, for the Company’s Auditors complies with the requirements of the Canadian and US regulatory authorities.

•                  Review all reports required to be submitted by the Auditors to the Committee particularly including those required by Section 10A of the Securities Exchange Act of 1934.

•                  Review, based upon the recommendation of the Auditors and Management, the scope and plan of the work to be done by the Auditors for each fiscal year.

3.2.         With respect to financial statements:

•                  Review and discuss with Management and the Auditors the Company’s quarterly financial statements (including disclosures made in Management’s Discussion and Analysis, as defined in Multilateral Instrument 51-102, and interim earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Subject to delegation from the Board, approve the interim financial statements and footnotes, MD&A and interim earnings press release.

•                  Review and discuss with Management and the Auditors the Company’s annual audited financial statements (including disclosures made in Management’s Discussion and Analysis and annual earnings press releases) prior to submission to shareholders, any governmental body, any stock exchange or disclosure to the public.  Recommend to the Board approval of the annual audited financial statements and footnotes, MD&A and annual earnings press release.

•                  Recommend to the Board, if appropriate, that the Company’s annual audited financial statements be included in the Company’s annual report for filing with appropriate securities regulatory agencies.

•                  Prepare any reports required to be included in the Company’s annual meeting materials and any other Committee reports required by applicable securities laws or stock exchange listing requirements or rules.

3.3.         With respect to periodic and annual reviews:

•                  Periodically review separately with each of Management and the Auditors (i) any significant disagreement between Management and the Auditors in connection with the preparation of the financial statements, (ii) any difficulties encountered during the course of the audit or review (including any restrictions on the scope of work or access to required information), and (iii) Management’s response to each.

•                  Periodically discuss with the Auditors, without Management being present (i) their judgments about the quality, appropriateness, and acceptability of the Company’s accounting principles and financial disclosure practices, as applied in its financial reporting, and (ii) the completeness and accuracy of the Company’s financial statements.

•                  Consider and approve, if appropriate, significant changes to the Company’s accounting principles and financial disclosure practices as suggested by the Auditors or Management.  Review with the Auditors and Management, at appropriate intervals, the extent to which any changes or improvements in accounting or financial practices, as approved by the Committee, have been implemented.

•                  Review with Management, the Auditors and the Company’s counsel, as appropriate, any legal, regulatory or compliance matters that could have a significant impact on the Company’s financial statements, including significant changes in accounting standards or rules as promulgated by the Canadian Institute of Chartered Accountants, the securities regulators having jurisdiction over the Company or other regulatory authorities with relevant jurisdiction.

•                  Obtain and review an annual report from Management relating to the accounting principles used in preparation of the Company’s financial statements (including those policies for which Management is required to exercise discretion or judgments regarding the implementation thereof).

3.4.         Discussions with Management:

•                  Review and discuss with Management the Company’s annual and interim earnings press releases (including the use of “pro forma” or “adjusted” non-GAAP information), financial information and earnings guidance provided to analysts and rating agencies as well as all other material public disclosure documents such as the Company’s AIF, management information circular and any prospectuses.

•                  Review and discuss with Management all material off-balance sheet transactions, arrangements, obligations (including contingent obligations) and other relationships of the Company with unconsolidated entities or other persons, that may have a material current or future effect on financial condition, changes in financial condition, results of operations, liquidity, capital resources, capital reserves or significant components of revenues or expenses.

•                  Inquire about the application of the Company’s accounting policies and its consistency from period to period, and the compatibility of these accounting policies with generally accepted accounting principles, and (where appropriate) the Company’s provisions for future occurrences that may have a material impact on the financial statements of the Company.

•                  Review and discuss with Management the Company’s major financial risk exposures and the steps Management has taken to monitor and control such exposures (including Management’s risk assessment and risk management policies).

•                  Review and discuss with Management all disclosures made by the Company concerning any material changes in the financial condition or operations of the Company.

•                  The Committee will meet periodically and separately with the Company’s counsel to review material legal affairs of the Company and the Company’s compliance with applicable law and listing standards.

•                  Obtain explanations from Management for unusual variances in the Company’s annual financial statements from year to year, and review annually the Auditors’ letter of the recommendations to Management and Management’s response.

3.5.         With respect to internal controls and disclosure:

•                  In consultation with the Auditors and Management: (a) review the adequacy of the Company’s internal control structure and system, and the procedures designed to ensure compliance with laws and regulations, (b) discuss the responsibilities, budget and staffing needs of the Company’s internal accounting department, and (c) review and consider whether there is any need for the Company to establish an internal audit department.

•                  Establish whistleblowing procedures for (i) the receipt, retention and treatment of complaints received by the Company regarding accounting, internal accounting controls or auditing matters, (ii) the confidential, anonymous submission by employees of the Company of concerns regarding questionable accounting or auditing matters, and (iii) referring any whistleblower matters that fall outside of the scope of the Committee to the Chair of the appropriate Committee or to the Chair of the Board.

•                  Be satisfied that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from the Company’s financial statements and periodically assess the adequacy of those procedures.

3.6.         With respect to reporting obligations:

•                  Ensure that all reporting obligations related to the AIF (Form 40-F for US purposes) and management information circular under Part 5 of Multilateral Instrument 52-110 are fully complied with.

3.7.         Other:

•                  Review and approve all related-party transactions.

•                  Review and approve the Company’s hiring policies regarding partners, employees, and former partners and employees of the present and former external auditor of the Company.

•                  Review any Management decision to seek a second opinion from Auditors other than the Company’s regular Auditors with respect to any significant accounting issue.

•                  Review with Management and the Auditors the sufficiency and quality of the financial and accounting personnel of the Company.

•                  Monitor and ensure compliance with legal and regulatory requirements and corporate policy relating to audit, internal controls, financial matters and any other matters within the scope of this mandate.

•                  Review and reassess the adequacy of this Mandate not less than annually, and recommend any proposed changes to the Board for approval.  The Committee will also review its own performance, at least annually, for purposes of self-evaluation and to encourage the continuing improvement of the Committee in the execution of its responsibilities.

•                  The Committee may delegate its authority where permitted and appropriate.

•                  As necessary to carry out its duties, to retain and release independent legal, accounting or other advisors to advise the Committee and set and cause the Company to pay the compensation for any such advisors employed by the Committee.

•                  Perform any other activities consistent with this Mandate, the Company’s By-laws and governing law as the Committee or the Board deems necessary or appropriate.

•                  The Committee will have full access to all books, records, facilities and personnel of the Company.

•                  To honour the spirit and intent of applicable law as it evolves, authority to make minor technical amendments to this Mandate, on request of the Chair of the Committee , is delegated to the Chair of the Governance and Nominating Committee, who will report any amendments to the Board at its next meeting.

4.              External and Internal Linkages

•                  The Board

•                  The CEO and Senior Management

•                  Outside Consultants and Advisors

•                  The Corporate Governance and Nominating Committee”

Composition of the Audit Committee

We have a separately designated standing audit committee established in accordance with section 3(a)(58)(A) of the Exchange Act.  S. Jane Rowe (Chair), Paul G. Cataford and Charles E. Levine are the current members of the Audit Committee.  Each of them is an independent director and is financially literate. The Board of Directors has determined that Ms. Rowe is the Audit Committee’s financial expert within the meaning of General Instruction B(8)(a) of Form 40-F.  The Securities and Exchange Commission has indicated that the designation of a person as an audit committee financial expert does not make such person an “expert” for any purpose, impose any duties, obligations or liability on such person that are greater than those imposed on member of the audit committee or board of directors who do not carry this designation or affect the duties, obligations or liabilities of any other member of the audit committee or board of directors.

Relevant Education and Experience

S. Jane Rowe is an independent director.  Ms. Rowe is currently the Executive Vice-President, Special Accounts Management and Retail Credit Risk of Scotiabank.  Previously, she was the Executive

Vice-President, Executive Offices of Scotiabank from August 2008 until August 2009 and the Executive Vice-President, Domestic Personal Lending and Insurance and President and CEO of Scotia Mortgage Corporation, the mortgage subsidiary of Scotiabank from May 2006 until July 2007.  Ms. Rowe was also Vice Chairman of Maple Trust Company and Travelers Leasing Corporation, both of which are wholly-owned subsidiaries of Scotiabank.  Prior to May 2006, Ms. Rowe was the President and Chief Executive Officer of Roynat Capital.  Ms. Rowe has an extensive background in the financial services and banking industry with over 20 years of experience with the Scotiabank Group.  Ms. Rowe holds a Bachelor of Commerce degree with honours from Memorial University of Newfoundland, an MBA from York University and has received the Institute of Corporate Directors certified designation (ICD.D).

Paul G. Cataford is an independent director.  Mr. Cataford was most recently the President and Chief Executive Officer of University Technologies Inc., a wholly-owned subsidiary of the University of Calgary that is responsible for the university’s technology commercialization, from 2004 until March 2009.  Mr. Cataford’s other experience includes consulting, Executive Managing Director of BMO Nesbitt Burns Equity Partners Inc. from 2001 to 2002 and Managing Director and President of BCE Capital Inc. from 1997 to 2001.  Mr. Cataford is also the Chair of the audit committee for Hemisphere GPS, Inc. (formerly CSI Wireless, Inc.).  Mr. Cataford has extensive knowledge of venture capital investing and technology.  Mr. Cataford completed a Mechanical Engineering Degree at Queen’s University and an MBA, specializing in finance and international business, at York University.  Mr. Cataford has received the Institute of Corporate Directors certified designation (ICD.D) from the Rotman School of Management.

Charles E. Levine is an independent director of technology focused companies, including Openwave Systems and RCN Corporation, and a management consultant.  He has a track record of developing brands into large businesses, most notably when he was President and Chief Operating Officer of Sprint PCS (now Sprint Nextel) where he oversaw revenue growth to over $10 billion in four and a half years and at AT&T, where he turned around the Consumer Products and Small Business Markets, winning Popular Electronics Product of the Year for one video conferencing product.  He has held senior management positions at CAD Forms Technology and Octel Communications (now part of Lucent).  Mr. Levine was named Marketer of the Year in 1999 by MC Magazine and CEO of the Year in 2001 by Frost & Sullivan for his notable achievements at Sprint PCS.  He holds an MBA (Marketing) from the J.L. Kellogg Graduate School of Management-Northwestern University, and a bachelor’s degree in Economics from Trinity College.

Reliance on Certain Exemptions

At no time since the commencement of the Company’s most recently completed financial year has the Company relied upon any exemption from NI 52-110 provided therein.

Audit Committee Oversight

At no time since the commencement of the Company’s most recently completed financial year was a recommendation of the Audit Committee to nominate or compensate an external auditor not adopted by the board of directors of the Company.

Pre-approval Policies and Procedures

The Audit Committee has the sole authority to review in advance and pre-approve all audit and non-audit services to be provided to the Company or its subsidiaries by the external auditor, as well as all fees and other terms of engagement.  The Audit Committee may delegate to one or more members the authority to pre-approve non-audit services, provided a report is made to the Audit Committee at its next scheduled meeting.  All of the audit-related, tax and all other fees below were pre-approved by the Audit Committee.

Auditor Independence

Sierra Wireless’s Audit Committee has concluded that KPMG LLP, the Company’s independent registered chartered accountants (the “Auditors”), is independent under applicable rules and guidelines and, in particular, that the Auditors are free from conflicts of interest that could impair their objectivity in conducting the audit of the Company’s financial statements.  The Audit Committee is required to approve all audit and non-audit related services performed by our Auditors, and our Auditors are not permitted to perform services for us prohibited for an independent auditor under applicable Canadian and United States regulations, including the Sarbanes-Oxley Act.

Auditors’ Fees

	2008	2009
Audit fees	$586,000	$859,000
Tax fees	207,000	75,000
Audit-related fees	39,000	nil
All other fees	nil	nil

Audit Fees

Audit fees for 2009 include fees related to the audit of our year-end financial statements, audit of our internal control over financial reporting, review of our interim financial statements, review of the Wavecom business acquisition report, audit of the opening balance sheet of Wavecom and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.   Audit fees for 2008 include fees related to the audit of our year-end financial statements, audit of our internal controls over financial reporting, review of our interim financial statements and services that are normally provided by the Auditors in connection with statutory and regulatory filings or engagements for such year.

Tax Fees

Tax fees for 2009 are primarily for tax compliance and transfer pricing services.  Tax fees for 2008 are primarily for the preparation of our Canadian and U.S. tax returns, assistance with tax planning and completion of transfer pricing studies.

Audit-Related Fees

Audit-related fees consist of fees for assurance and related services by the Auditors that are reasonably related to the performance of the audit or review of our financial statements and are not reported above as Audit Fees.  Audit-related fees for 2008 include assistance related to the Company’s acquisition of Wavecom.

All Other Fees

No fees were billed by the Auditors in 2009 or 2008 for services other than those reported in the preceding paragraphs.

EVALUATION OF DISCLOSURE CONTROLS AND PROCEDURES

Disclosure Controls

Our management is responsible for establishing and maintaining adequate disclosure controls and procedures for the Company.  Our disclosure controls and procedures are designed to ensure that information required to be disclosed in our reports filed with securities regulatory authorities is recorded, processed, summarized and reported within prescribed time periods and is accumulated and communicated to our management, including our Chief Executive Officer and our Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure.

An evaluation was carried out under the supervision of, and with the participation of, our management, including our Chief Executive Officer and our Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as of December 31, 2009.  Based on that evaluation, our Chief Executive Officer and our Chief Financial Officer have concluded that our disclosure controls and procedures were effective to ensure that information required to be disclosed by us in the reports we file or submit under applicable securities laws and regulations is recorded, processed, summarized, and reported within the time periods specified thereby.

We do not expect that our disclosure controls and procedures will prevent all error and all fraud, if any. A control procedure, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control procedure are met. Because of the inherent limitations in all control procedures, no evaluation of controls can provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by management override of the control. We considered these limitations during the development of our disclosure controls and procedures and will periodically re-evaluate them to ensure they provide reasonable assurance that such controls and procedures are effective.

Internal Control Over Financial Reporting

Management’s Annual Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rules 13a-15(f) and 15d-15(f) under the U.S. Securities Exchange Act of 1934, as amended.

Our internal control over financial reporting includes those policies and procedures that: (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with GAAP, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

We acquired Wavecom during 2009 and excluded from our assessment of the effectiveness of our internal control over financial reporting Wavecom’s internal control over financial reporting associated with total assets of $106.2 million and total revenue of $119.6 million included in our consolidated financial statements as of and for the year ended December 31, 2009.

Under the supervision and with the participation of our Chief Executive Officer and our Chief Financial Officer, management conducted an evaluation of the effectiveness of our internal control over financial reporting, as of December 31, 2009, based on the framework set forth in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on its evaluation under this framework, management concluded that our internal control over financial reporting was effective as of that date.

KPMG LLP (“KPMG”), an independent registered public accounting firm, who audited and reported on our consolidated financial statements, has issued an attestation report on the effectiveness of our internal control over financial reporting as of December 31, 2009.  The attestation report is included in our consolidated financial statements.

Changes in Internal Control Over Financial Reporting

Prior to our acquisition of Wavecom, Wavecom maintained effective internal control over financial reporting based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. We are evaluating Wavecom’s internal control over financial reporting but are not aware of any changes since the date of acquisition that have materially affected, or are reasonably likely to materially affect, Wavecom’s internal controls over financial reporting.

There have been no changes in Sierra Wireless’ internal control over financial reporting during the year ended December 31, 2009 that have materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.   The design of any system of controls and procedures is based in part upon certain assumptions about the likelihood of certain events. There can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions, regardless of how remote.

LEGAL PROCEEDINGS

In July 2009, a patent holding company, SPH America, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of device manufacturers, including us, and computer manufacturers, including Hewlett-Packard Co. (“HP”), Panasonic Corporation (“Panasonic”), General Dynamics Itronix Corporation (“GD”) and Fujitsu America and Fujitsu Japan (“Fujitsu”).  The litigation, which has been transferred to the United States District Court, Southern District of California, makes certain allegations concerning the wireless modules sold to the computer manufacturers by us, our competitors, and some of our customers with whom we have supply agreements.  We are assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, WIAV Networks, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of parties, including wireless device manufacturers, including us.  We are currently assessing our potential liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In July 2009, a patent holding company, Celltrace, LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and AT&T Mobility LLC.  The litigation makes certain allegations concerning the wireless modems sold to the carriers by us and our competitors.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In June 2009, a patent holding company, Saxon Innovations, LLC (“Saxon”), filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of wireless device manufacturers, including us.  The litigation makes certain allegations concerning the products sold by those manufacturers.  We are currently assessing our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

In January 2009, a patent holding company, DNT LLC, filed a patent litigation lawsuit in the United States District Court for the Eastern District of Virginia asserting patent infringement by a number of telecommunication carrier companies including Sprint Spectrum, LP and Nextel, Verizon Wireless and T-Mobile USA, Inc.  The litigation made certain allegations concerning the wireless modems sold to the carriers by us and our competitors. Following a trial in December 2009, the Court entered a verdict of patent non-infringement and invalidity.  In February 2010,  DNT LLC filed a motion for a new trial, or, in the alternative, for an amended judgment.  While we believe this motion will be unsuccessful and we intend to vigorously defend the motion.  DNT LLC has indicated its intention to file an appeal from the Court’s verdict.  While we believe that the appeal, if any, will be unsuccessful, we intend to vigorously defend against the appeal.

In July 2008, Saxon also filed a patent litigation lawsuit in the United States District Court for the Eastern District of Texas asserting patent infringement by a number of computer manufacturers, including HP.  We have entered into a supply agreement with HP and, pursuant to that agreement, have been notified of the litigation.  We are currently assessing our obligations and our liability, if any, in respect of this litigation. Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims are without merit and will vigorously defend the lawsuit.

On February 6, 2008, Wavecom filed a civil proceeding in the Supreme Court of the State of New York (USA) against Siemens AG and two of its U.S. subsidiaries.  In that proceeding, Wavecom alleged that the defendants improperly took Wavecom’s confidential internal product information, distributed it internally and to customers of Wavecom, and utilized it to unfairly compete with Wavecom.  The lawsuit claimed torts of conversion, unfair competition and misappropriation of trade secrets, and sought damages in an amount to be proved at trial and a court order requiring the defendants to return the information.  On August 24, 2009, the parties reached a mutually agreeable settlement of the lawsuit and the case was subsequently dismissed by stipulation of the parties.

Since early December 2008, Wavecom and its subsidiary Wavecom, Inc. have been involved in litigation with a contracting counterparty, Temic Automotive of North America (Continental Group) which has unjustly withheld payment of approximately $2.0 million for products sold by Wavecom, Inc.  This amount has been provided for in our allowance for doubtful accounts.  Wavecom and Wavecom, Inc. filed suit against Continental Group in the Supreme Court of the State of New York (USA) to recover the unpaid receivables.  Continental Group filed a separate suit in state court in North Carolina against Wavecom, asserting eight claims for relief, alleging breach of both tort and contracts law.  Continental Group has requested damages under the main claim of $1.5 million to be determined at trial.  On the other claims, Continental Group has requested damages in excess of $10,000 each and has also requested treble and punitive damages.  As a result of a merger with Sierra Wireless America, Inc. (“SWA”), Wavecom, Inc. no longer exists and the liabilities of Wavecom, Inc. are the liabilities of SWA.  Although there can be no assurance that an unfavourable outcome would not have a material adverse effect on our operating results, liquidity or financial position, we believe the claims made by Continental Group are without merit and will vigorously defend the lawsuit.

We are engaged in certain other claims and legal actions in the ordinary course of business and believe that the ultimate outcome of these actions will not have a material adverse effect on our operating results, liquidity or financial position.

OFF-BALANCE SHEET ARRANGEMENTS

During 2007, the Company obtained letters of credit to ensure the performance of a third party in accordance with specified terms and conditions. At December 31, 2008, the Company had no amounts outstanding (2007 - $6,028,000) under the letters of credit.  The Company’s obligations under these financial instruments expired in February 2008 and were replaced by a standby irrevocable letter of credit, which was terminated during November 2008.

On December 1, 2008, we issued a letter of credit in the amount of €218 million under the secured Term Facility of €218 million.

As of December 31, 2009, the Company did not have any off-balance sheet finance or special purpose entities.

CONTRACTUAL OBLIGATIONS

The following table specifies our known contractual obligations as of December 31, 2009:

	Payments due by period
Contractual Obligations (in thousands of U.S. dollars)	Total	Less than 1 year	1-3 years	3-5 years	More than 5 years

Operating lease obligations	$22,534	10,933	8,081	2,942	578
Purchase obligations (1)	109,400	109,400	—	—	—
Other long-term liabilities (2)	39,231	3,371	20,478	12,125	3,257
Total	$171,165	$123,704	$28,559	$15,067	$3,835

Note

(1)          Purchase obligations represent obligations with certain contract manufacturers to buy a minimum amount of designated products between January 2010 and March 2010.  In certain of these arrangements, we may be required to acquire and pay for such products up to the prescribed minimum or forecasted purchases.

(2)          Other long-term liabilities include the long-term portions of accrued royalties and marketing development funds.

QUORUM EXEMPTION

The rules and regulations of the Nasdaq require each listed issuer to provide that a quorum for its shareholders’ meetings be at least 33 1/3 percent of the issuer’s outstanding shares.  The Company has been granted an exemption from this requirement because it is contrary to generally accepted business practices in Canada, the Company’s country of domicile.  The Company has had the benefit of this exemption in the current and prior year.

In determining whether a requirement is contrary to generally accepted business practices, the Nasdaq rules generally look to the requirements of the primary market in the issuer’s country of domicile.  The rules and policies of the Toronto Stock Exchange, the primary market in Canada, do not contain quorum requirements, and the Canada Business Corporations Act, the Corporation’s governing statute, defers to the quorum requirements contained in an issuer’s By-laws.  Under the Company’s By-laws, a quorum for a meeting of the Company’s shareholders is two persons present in person, each being a shareholder entitled to vote thereat or a duly appointed proxyholder or representative for a shareholder so entitled.

REGISTRAR AND TRANSFER AGENT

The Registrar and Transfer Agent for the Common Shares in Canada is Computershare Investor Services Inc., 510 Burrard Street, Vancouver, British Columbia, and in the United States is Computershare Trust Company, N.A., 350 Indiana Street, Suite 800, Golden, Colorado.  These offices and the principal offices of Computershare Investor Services Inc. in the City of Toronto maintain the register of Common Shares and can effect transfers and make deliveries of certificates for Common Shares.

MATERIAL CONTRACTS

Other than the Shareholder Rights Plan disclosed under the heading “Description of Capital Structure”, the Company is not a party to any material contracts as defined in National Instrument 51-102.

EXPERTS

KPMG LLP, independent chartered accountants, have audited the Company’s consolidated financial statements as at December 31, 2009 and 2008, and for each of the years in the three year period ended December 31, 2009 as set forth in their reports.  KPMG LLP has advised the Company that they are independent with respect to the Company within the meaning of the Rules of Professional Conduct of the Institute of Chartered Accountants of British Columbia and the U.S. Securities Exchange Act of 1934, as amended.

ADDITIONAL INFORMATION

Additional information relating to the Company:

(a)                                  may be found on SEDAR at www.sedar.com and on EDGAR at www.sec.gov;

(b)                                 including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Information Circular for its most recent annual meeting of shareholders; and

(c)                                  is provided in the Company’s audited financial statements and management discussion and analysis for the years ended December 31, 2009 and 2008.